

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 3, 2016

<u>Via E-mail</u>
Xiongsheng Yang
Chairman of the Special Committee
Mecox Lane Limited
Room 302, Qilai Building,
No. 889, Yishan Road
Shanghai 200233
People's Republic of China

> **Re:** **Mecox Lane Limited**
> **Schedule 13E-3**
> **Filed January 8, 2016 by Mecox Lane Limited, CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd, Yafei Yuan, ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang, Xu Wang, Chinaequity Capital InvestmentsCo., Limited, Chinaequity Investment Co., LTD, MINAT ASSOCIATED CO., LTD., and ChinaEquity Alliance Victory Co., Ltd.**
> **File No. 005-85977**

Dear Mr. Yang:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Cover Page</u>

1.   Please include the legend required by Rule 13(e)-3(e)(iii).

Item 4. Terms of the Transaction, page 4

2.   We note the references to the amendment and restatement of the existing memorandum and articles and their substitution in the form attached as Appendix II to the Plan of Merger; however, Appendix II does not appear to be attached. Please provide the disclosure required by Item 4 of Schedule 13E-3 regarding such amendment and restatement. Also, please file a copy of Appendix II with your exhibits.

Proxy Statement

Summary Term Sheet, page 3

3.   Please revise the first full question and answer on page 10 to state whether the Buyer Group determined the *transaction* is fair to unaffiliated security holders, not just the merger.

4.   Please revise here and Interests of Certain Persons in the Merger on page 59 to identify the natural persons who own the shares attributed to the Buyer Group.

5.   Please provide quantified disclosure where you discuss Per Share Consideration and Per ADS Merger Consideration.

Special Factors, page 26

6.   Where you discuss the contacts, meetings and discussions that took place regarding the going private transaction please identify any members of management who were present at each meeting.

7.   Please revise the entry for July 28, 2015 to clarify whether the special committee had the authority to reject the Proposal on behalf of the board of directors.

8.   Please revise the entry for October 23, 2015 to state the purchase price paid by Cnshangquan E-Commerce in its acquisition of shares in the company in May 2014.

Reasons for the Merger and Recommendation…, page 31

9.   Please revise the first paragraph on page 32 to quantify the costs of complying with the U.S. federal securities laws.

10.   Refer to the sixth bullet point on page 33. You refer to the "extensive negotiations with the Buyer group" of the transaction price. We are unable to see indications in the "Background" section of such negotiations over the transaction price, which remained the same from the first time the Buyer Group proposed it until the agreement was reached. Apply this comment also to the penultimate bullet point on page 38.

11.   Refer to the first bullet point on page 34. Please address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than holders of Excluded Shares rather than all security holders unaffiliated with the company.

12.   Refer to the third full paragraph on page 36. Disclose the basis for your disclosure that the special committee and the board believed the value of the company's assets that might be realized in a liquidation would be "significantly less" than its going-concern value. We may have further comment.

Position of the Buyer Group as to Fairness of the Merger, page 37

13.   You disclose in the first sentence here (and on page 52) that each member of the Buyer Group "may be deemed" to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons "are" affiliates of the company.

14.   Refer to the third bullet point on page 38. Quantify the "increased costs of regulatory compliance" referenced.

Certain Financial Projections, page 40

15.   Please disclose the full set of financial projections made available to Houlihan Lokey instead of a summary as you indicate on page 41.

16.   We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Opinion of the Special Committee's Financial Advisor, page 43

17.   Refer to the third bullet point on page 43. If true, please include a cross-reference to the financial projections where you refer to the Management Projections.

18.   Refer to the disclosure in the fourth paragraph on page 45 indicating that "Houlihan Lokey's opinion is furnished for the use of the special committee (solely in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey's prior written consent." Please also refer to similar language contained in Houlihan Lokey's opinion. It is not appropriate for the financial advisor to disclaim reliance. Please disclose in the proxy statement that Houlihan Lokey has consented to use of their materials in the proxy statement, or advise.

Financing of the Merger, page 56

19.   Please describe any material conditions to the equity financing as required by Item 1007 of Regulation M-A.

Interests of Certain Persons in the Merger, page 59

20.   Please disclose the amount of proceeds each director and officer will receive as a result of the transaction, if any.

Security Ownership of Certain Beneficial Owners…, page 99

21.   You indicate in the table that CNshangquan owns 0.33% of the shares. Please revise or advise. Also, please identify the individual persons who have ultimate voting or investment control over the shares held by the principal shareholders.

Where you can find more information, page 103

22.   We note that you are attempting to incorporate by reference information from your Form 6-Ks. Please clarify which documents you are incorporating by reference.

23.   Given the date of your audited financial statements, please clarify where you have provided the interim financial information required by Item 13 of Schedule 13E-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Peter X. Huang, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP